

August 8, 2022

Jack Leeney
Chief Executive Officer
7GC & Co. Holdings Inc.
388 Market Street, Suite 1300
San Francisco, CA 94111

   Re: 7GC & Co. Holdings Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed April 1, 2022
     File No. 001-39826

Dear Mr. Leeney:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.